                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                             NILE THERAPEUTICS, INC.
                                (Name of issuer)

                     Common Stock, $.001 Par Value Per Share
                         (Title of class of securities)

                                   784556-20-1
                                 (CUSIP number)

                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
(Name, address and telephone number of person authorized to receive notices and communications)

                               September 17, 2007
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 12 Pages

CUSIP No. 784556-20-1

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1.   Names of Reporting Persons.                                                Iota Investors LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                                      (a) [x]
     (See Instructions)                                                                    (b) [_]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                                         OO

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5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                                   [_]

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6.   Citizenship or Place of Organization                                                 Delaware

     Number of Shares        7.   Sole Voting Power                                              0
     Beneficially            ---------------------------------------------------------------------
     Owned by Each           8.   Shared Voting Power (see Item 5 below)                 1,926,944
     Reporting               ---------------------------------------------------------------------
     Person With             9.   Sole Dispositive Power                                         0
                             ---------------------------------------------------------------------
                             10.  Shared Dispositive Power (see Item 5 below)            1,926,944

--------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                     1,926,944*
* includes 16,841 currently exercisable warrants to acquire 16,841 shares of
Common Stock

--------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                                         [_]

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13.  Percent of Class Represented by Amount in Row (11)                                       8.0%

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14.  Type of Reporting Person (See Instructions)                                                OO

                                                              Page 2 of 12 Pages

CUSIP No. 784556-20-1

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1.   Names of Reporting Persons.                                    Wexford Spectrum Investors LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                                      (a) [x]
     (See Instructions)                                                                    (b) [_]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                                         OO

--------------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                                   [_]

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6.   Citizenship or Place of Organization                                                 Delaware

     Number of Shares        7.   Sole Voting Power                                              0
     Beneficially            ---------------------------------------------------------------------
     Owned by Each           8.   Shared Voting Power (see Item 5 below)                   696,675
     Reporting               ---------------------------------------------------------------------
     Person With             9.   Sole Dispositive Power                                         0
                             ---------------------------------------------------------------------
                             10.  Shared Dispositive Power (see Item 5 below)              696,675

--------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                        696,675

--------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                                         [_]

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13.  Percent of Class Represented by Amount in Row (11)                                       2.9%

--------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                                                OO

                                                              Page 3 of 12 Pages

CUSIP No. 784556-20-1

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1.   Names of Reporting Persons.                                               Wexford Capital LLC
     I.R.S. Identification Nos. of Above Persons (entities only)

--------------------------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group                                      (a) [x]
     (See Instructions)                                                                    (b) [_]

--------------------------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                                         OO

--------------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                                   [_]

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6.   Citizenship or Place of Organization                                              Connecticut

     Number of Shares        7.   Sole Voting Power                                              0
     Beneficially            ---------------------------------------------------------------------
     Owned by Each           8.   Shared Voting Power (see Item 5 below)                 2,623,619
     Reporting               ---------------------------------------------------------------------
     Person With             9.   Sole Dispositive Power                                         0
                             ---------------------------------------------------------------------
                             10.  Shared Dispositive Power (see Item 5 below)            2,623,619

--------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                     2,623,619*
* includes 16,841 currently exercisable warrants to acquire 16,841 shares of
Common Stock

--------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                                         [_]

--------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                                      10.9%

--------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                                                OO

                                                              Page 4 of 12 Pages

CUSIP No. 784556-20-1

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1.   Names of Reporting Persons.                                               Charles E. Davidson
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

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2.   Check the Appropriate Box if a Member of a Group                                      (a) [x]
     (See Instructions)                                                                    (b) [_]

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                                         OO

--------------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                                   [_]

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6.   Citizenship or Place of Organization                                            United States

     Number of Shares        7.   Sole Voting Power                                              0
     Beneficially            ---------------------------------------------------------------------
     Owned by Each           8.   Shared Voting Power (see Item 5 below)                 2,623,619
     Reporting               ---------------------------------------------------------------------
     Person With             9.   Sole Dispositive Power                                         0
                             ---------------------------------------------------------------------
                             10.  Shared Dispositive Power (see Item 5 below)            2,623,619

--------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                     2,623,619*
* includes 16,841 currently exercisable warrants to acquire 16,841 shares of
Common Stock

--------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                                         [_]

--------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                                      10.9%

--------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                                                IN

                                                              Page 5 of 12 Pages

CUSIP No. 784556-20-1

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1.   Names of Reporting Persons.                                                  Joseph M. Jacobs
     I.R.S. Identification Nos. of Above Persons (entities only)
     (Intentionally Omitted)

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2.   Check the Appropriate Box if a Member of a Group                                      (a) [x]
     (See Instructions)                                                                    (b) [_]

--------------------------------------------------------------------------------------------------
3.   SEC Use Only

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4.   Source of Funds (See Instructions)                                                         OO

--------------------------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)                                                   [_]

--------------------------------------------------------------------------------------------------
6.   Citizenship or Place of Organization                                            United States

     Number of Shares        7.   Sole Voting Power                                              0
     Beneficially            ---------------------------------------------------------------------
     Owned by Each           8.   Shared Voting Power (see Item 5 below)                 2,623,619
     Reporting               ---------------------------------------------------------------------
     Person With             9.   Sole Dispositive Power                                         0
                             ---------------------------------------------------------------------
                             10.  Shared Dispositive Power (see Item 5 below)            2,623,619

--------------------------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person                                                     2,623,619*
     * includes 16,841 currently exercisable warrants to acquire 16,841 shares of
     Common Stock

--------------------------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)                                                         [_]

--------------------------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                                       10.9%

--------------------------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                                                IN

                                                              Page 6 of 12 Pages

     The reporting persons named in Item 2 below are hereby jointly filing this
Schedule 13D (this "Statement") because due to certain affiliates and relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii)
promulgated pursuant to the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint
Filing Agreement"), a copy of which is annexed hereto as Exhibit I.

ITEM 1. SECURITY AND ISSUER

     This Statement is being filed with respect to the common stock, $0.001 par value per share (the "Common Stock"), of Nile Therapeutics, Inc. (f/k/a SMI
Products, Inc.), a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2850 Telegraph Avenue, Berkeley,
CA 94705.

ITEM 2. IDENTITY AND BACKGROUND

(1)  This statement is filed by

     (i)   Iota Investors LLC, a Delaware limited liability company ("Iota")
           with respect to the shares of Common Stock directly owned by it;

     (ii)  Wexford Spectrum Investors LLC, a Delaware limited liability company
           ("WSI") with respect to the shares of Common Stock directly owned by it;

     (iii) Wexford Capital LLC ("Wexford Capital"), a Connecticut limited liability company, which is the managing member of Iota and WSI, with respect to the shares of Common Stock directly owned by Iota and WSI;

     (iii) Charles E. Davidson ("Mr. Davidson"), the chairman and a managing member of Wexford, with respect to the shares of Common Stock directly owned by Iota and WSI; and

     (iv)  Joseph M. Jacobs ("Mr. Jacobs"), the president and a managing member of Wexford, with respect to the shares of Common Stock directly owned by Iota and WSI.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". All disclosures herein with respect to any Reporting
Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(2)  The address of the principal business and principal office of the Reporting
     Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Greenwich, CT
     06830.

(3)  Each of Iota and WSI is a private investment fund formed for the purpose of making various investments. Wexford is the managing member of Iota and WSI.
     Messrs. Davidson and Jacobs serve as the managing members of Wexford.

(4)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)  None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(6)  Each of Iota and WSI is a Delaware limited liability company. Wexford is a
     Connecticut limited liability company. Messrs. Davidson and Jacobs are each
     United States citizens.

                                                              Page 7 of 12 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS

     The Reporting Persons received the securities covered by this statement pursuant to an Agreement and Plan of Merger dated August 15, 2007 (the "Merger
Agreement"), between the Company (then known as "SMI Products, Inc."), Nile
Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of the
Company ("Nile Merger Sub"), and Nile Therapeutics, Inc., a Delaware corporation
("Old Nile"). Pursuant to the Merger Agreement, Nile Merger Sub merged with and into Old Nile, with Old Nile remaining as the surviving entity and a wholly owned operating subsidiary of the Company. This transaction is referred to throughout this report as the "Merger". The Merger Agreement and the terms and conditions contained therein are more fully described in the Company's current reports on Form 8-K filed with the Commission on August 17, 2007 and September
21, 2007.

     On September 17, 2007, the Company filed a Certificate of Ownership with the Secretary of State of the State of Delaware pursuant to which Old Nile, the
Company's wholly-owned subsidiary by virtue of the Merger, merged with and into the Company with the Company remaining as the surviving corporation to that merger. In connection with that short-form merger, and as set forth in the
Certificate of Ownership, the Company changed its corporate name from "SMI
Products, Inc." to "Nile Therapeutics, Inc.".

     On September 11, 2007, Iota used an aggregate of $4,999,998.96 of its general funds to purchase 631,313 shares of Old Nile common stock in a private placement (the "Offering") of shares of the common stock of Old Nile ("Old Nile
Common Stock"). On the same date, Old Nile converted the principal amount and all accrued interest on a convertible note held by Iota into 61,045 shares of
Old Nile Common Stock and a five year warrant to purchase an additional 6,105 shares of Old Nile Common Stock at an exercise price equal to $7.92 per share.
At the same time, on September 11, 2007, WSI used an aggregate of $1,999,998 of its general funds to purchase 252,525 shares of Old Nile Common Stock in the
Offering.

     At the time of the Merger, (a) the securities held by Iota in Old Nile were converted into 1,910,103 shares of Common Stock of the Company and five year warrants exercisable to purchase an additional 16,841 shares of Common Stock of the Company at an exercise price equal to $2.71 per share and (b) the securities held by WSI in Old Nile were converted into 696,675 shares of Common Stock of the Company.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons consider the acquisition and ownership of the Common
Stock to be an investment.

     The Company's Board of Directors consists of five individuals, including
Dr. Paul Mieyal, an employee of Wexford who was appointed to the Board upon the closing of the Offering. In connection with the Offering, the Company agreed to register for resale under the Securities Act of 1933 the shares of Common Stock purchased by the investors in the Offering, including Iota and WSI, within 60 days of the effective date of the Merger. The Company is obligated to pay all expenses in connection with such a registration.

     Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the
Company, (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(iii) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company,
(vi) any other material change in the Company's business or corporate structure,
(vii) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the
Company by any person, (viii) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4)
of the Exchange Act, or (x) any action similar to any of those enumerated above.
However, Wexford Capital retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

                                                              Page 8 of 12 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of 24,099,716 shares of Common
Stock issued and outstanding as reported in the Company's Form 8-K filed with the Commission on September 21, 2007) are as follows:

     Iota Investors LLC

     (a)  Amount beneficially owned: 1,926,944

     (b)  Percent of class: 8.0%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 1,926,944

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                1,926,944

     Wexford Spectrum Investors LLC

     (a)  Amount beneficially owned: 696,675

     (b)  Percent of class: 2.9%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 696,675

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of: 696,675

     Wexford Capital LLC:

     (a)  Amount beneficially owned: 2,623,619

     (b)  Percent of class: 10.9%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 2,623,619

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                2,623,619

     Charles E. Davidson:

     (a)  Amount beneficially owned: 2,623,619

     (b)  Percent of class: 10.9%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 2,623,619

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                2,623,619

     Joseph M. Jacobs:

     (a)  Amount beneficially owned: 2,623,619

     (b)  Percent of class: 10.9%

     (c)  Number of shares as to which the person has: 2,623,619

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 2,623,619

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                2,623,619

     Wexford Capital may, by reason of its status as managing member of Iota and
WSI, be deemed to own beneficially the shares of Common Stock of which Iota and
WSI possess beneficial ownership. Each of Charles E. Davidson and Joseph M.
Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which Iota and WSI possess beneficial ownership. Each of Charles E. Davidson, Joseph M. Jacobs and
Wexford Capital shares the power to vote and to dispose of the shares of Common
Stock beneficially owned by Iota and WSI. Each of Wexford Capital and Messrs.
Davidson and Jacobs disclaims beneficial ownership of the shares of Common Stock owned by Iota and WSI and this report shall not be deemed as an

                                                              Page 9 of 12 Pages

admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their interests in each member of Iota and WSI.

     Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

None of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii)
finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or
(viii) the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     I. Joint Filing Agreement

     II. Agreement and Plan of Merger, dated as of August 15, 2007, by and among
SMI Products, Inc., a Delaware corporation, Nile Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SMI Products, Inc., and Nile
Therapeutics, Inc., a Delaware corporation (incorporated by reference to Exhibit
2.1 of the Company's Current Report on From 8-K filed with the Commission on
August 17, 2007)

                                    * * * * *

                                                             Page 10 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2007

                                        IOTA INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President and Assistant
                                                   Secretary

                                        WEXFORD SPECTRUM INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President and Assistant
                                                   Secretary

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Partner and Secretary

                                        /s/ Charles E. Davidson
                                        ----------------------------------------
                                        CHARLES E. DAVIDSON

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                        JOSEPH M. JACOBS

                                                             Page 11 of 12 Pages

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1)9iii) of the Securities Exchange Act of 1934,
each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Nile Therapeutics, Inc.

                                        IOTA INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President and Assistant
                                                   Secretary

                                        WEXFORD SPECTRUM INVESTORS LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Vice President and Assistant
                                                   Secretary

                                        WEXFORD CAPITAL LLC

                                        By: /s/ Arthur H. Amron
                                            ------------------------------------
                                            Name: Arthur H. Amron
                                            Title: Partner and Secretary

                                        /s/ Charles E. Davidson
                                        ----------------------------------------
                                        CHARLES E. DAVIDSON

                                        /s/ Joseph M. Jacobs
                                        ----------------------------------------
                                        JOSEPH M. JACOBS

                                                             Page 12 of 12 Pages